Exhibit 99.50

Isotechnika Pharma Inc.

NEWS RELEASE

Isotechnika To Hold Annual and Special Meeting of Shareholders on August 15

EDMONTON, Alberta, July 25, 2013 – Isotechnika Pharma Inc. (TSX:ISA) (“Isotechnika” or the “Company”) and privately-held Aurinia Pharmaceuticals Inc. (“Aurinia”) issued a further update today with respect to the proposed merger of the two companies.

The merger between the two companies is expected to be effected by an exchange of Isotechnika shares for securities of Aurinia, resulting in a 65:35 post-merger ownership split between Isotechnika and Aurinia, respectively. In addition, Isotechnika and Aurinia executed a Definitive Tripartite Agreement with ILJIN Life Science Co. Ltd. (“ILJIN”) pursuant to which, upon the successful completion of the proposed merger, the combined company will re-acquire full rights to voclosporin for autoimmune indications including lupus and transplantation in the United States, Europe and other regions of the world, outside of Canada, Israel, South Africa, China, Taiwan and Hong Kong. Upon the proposed merger’s completion, ILJIN will own approximately 25% of the issued and outstanding shares of the merged company.

Each of the Boards of Directors of Isotechnika and Aurinia firmly supports the proposed merger, which is designed to create a premier clinical stage pharmaceutical company focused on the global nephrology market.

The annual and special meeting of shareholders (the “Meeting”) to consider, among other things, the proposed merger will be held on at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia on Thursday, August 15, 2013, at 2:00 p.m. (Pacific Time). The material for the Meeting, including the information circular and related documentation, has been mailed to shareholders. All shareholders of record as of June 26, 2013, will be entitled to vote at the Meeting in person or by proxy. The proposed merger is subject to shareholder and applicable regulatory approval.

About Isotechnika Pharma Inc.

Isotechnika Pharma Inc. is a biopharmaceutical company focused on the discovery and development of immunomodulating therapeutics designed to offer key safety advantages over currently available treatments. Its lead drug, voclosporin, is a novel calcineurin inhibitor, and is targeted at the estimated US$3.0 billion market for this class of immunosuppressants. Isotechnika Pharma Inc. trades on the Toronto Stock Exchange under the symbol “ISA”. More information on Isotechnika Pharma can be found at www.isotechnika.com or www.sedar.com.

About Aurinia

Aurinia is a spin-out from Vifor Pharma (“Vifor”), a company of the Switzerland-based Galenica Group (“Galenica”). In January 2012, Isotechnika announced that it had granted Vifor an exclusive license for the Company’s lead drug, voclosporin, for the treatment of lupus and proteinuric nephrology indications. Aurinia’s current leadership team is comprised primarily of former senior managers, Directors and Officers of Aspreva Pharmaceuticals (“Aspreva”), which Galenica acquired for C$915 million in 2008. While at Aspreva, this management team executed one of the largest and most important lupus nephritis studies ever conducted, called the Aspreva Lupus Management Study (“ALMS”), which resulted in the emergence of mycophenolate mofetil as a new standard treatment for patients suffering from this devastating and potentially fatal disease. Aurinia now holds certain rights to this large ALMS database and holds the license for voclosporin in lupus nephritis. Aurinia’s lupus rights and database will be combined in the newly merged company with the transplantation and autoimmune rights, and the database held by Isotechnika.

Forward-looking Statements

This press release contains forward-looking statements. The forward-looking statements may include, without limitation, statements regarding the Company’s proposed merger with Aurinia Pharmaceuticals Inc. and the timing of the Company’s shareholder meeting, the ability of the Company to obtain future financing and the Company’s ability to conduct clinical trials.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward looking statements. Such risks and uncertainties include, among others, the ability to negotiate the definitive merger agreement, receipt of shareholder and regulatory approval, the Company’s belief as to the potential of its products and in particular voclosporin, its ability to protect its intellectual property rights, securing and maintaining corporate alliances and partnerships, the need to raise additional capital and the effect of capital market conditions and other factors on capital availability, the potential of its products, the success and timely completion of clinical studies and trials, and the Company’s and its partners’ ability to successfully obtain regulatory approvals and commercialize voclosporin on a timely basis. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. For additional information on risks and uncertainties relating to these forward-looking statements, investors should consult the Company’s ongoing quarterly filings, annual reports and the Annual Information Form and other filings found on SEDAR at www.sedar.com.

We seek Safe Harbour.

For further information:

Dr. Robert Foster

President & CEO

Isotechnika Pharma Inc.

780-909-5041

rfoster@isotechnika.com

Mr. Michael Martin

CEO

Aurinia Pharmaceutical Inc.

250-415-9713

mmartin@auriniapharma.com

Stephen Kilmer

Kilmer Lucas Inc.

647-872-4849

stephen@kilmerlucas.com